Exhibit 2
Comptroller of the Currency
Administrator of National Banks
Washington, DC 20219
CERTIFICATE OF CORPORATE EXISTENCE
I, John Walsh, Acting Comptroller of the Currency, do hereby certify that:
1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq, as amended, and 12 USC l, et seq, as amended, has possession, custody, and control of all records pertaining to the chartering, regulation, and supervision of all national banking associations.
2. “U.S. Bank National Association,” Cincinnati, Ohio (Charter No. 24), is a national banking association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this certificate.

IN TESTIMONY WHEREOF, today,
September 14, 2011, I have hereunto
subscribed my name and caused my seal of
office to be affixed to these presents at the
U.S. Department of the Treasury, in the City
of Washington, District of Columbia.

Acting Comptroller of the Currency

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